NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following security issued by Safety First Trust Series 2006-3 (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Principal-Protected Trust Certificates Linked to the Nikkei 225
Due March 23, 2011 (suspended: 3/22/2010) symbol: AFO

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue has matured. Accordingly,trading in the issue was suspended before the opening on such maturity date.